UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Legacy Education Alliance, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

52472J108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52472J108

1.	NAMES OF REPORTING PERSONS Ibex Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,359,267
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,359,267
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,359,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

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CUSIP No. 52472J108

1.	NAMES OF REPORTING PERSONS Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,359,567
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,359,567
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,359,567
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 52472J108

1.	NAMES OF REPORTING PERSONS Ibex Microcap Fund LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,352,760
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,352,760
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,760
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP No. 52472J108

1.	NAMES OF REPORTING PERSONS Lazarus Macro Micro Partners LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,507
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,507
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,507
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0003%
12.	TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP No. 52472J108

1.	NAMES OF REPORTING PERSONS Ibex Investment Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,359,267
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,359,267
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,359,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

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Item 1.

(a)	The name of the issuer is Legacy Education Alliance, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 1612 Cape Coral Parkway East, Cape Coral, Florida 33904.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Justin B. Borus; (2) Ibex Investors LLC, a Colorado limited liability company (the “Investment Manager”); (3) Ibex Microcap Fund LLLP, a Delaware limited liability limited partnership (the “Fund”); (4) Lazarus Macro Micro Partners LLLP, a Delaware limited liability limited partnership (“Macro Micro Partners”); and (5) Ibex Investment Holdings LLC, a Delaware limited liability company (“IM Holdings”) (all of the foregoing, collectively, the “Reporting Persons”). The Fund and Macro Micro Partners are private investment vehicles. The Fund and Macro Micro Partners directly beneficially own the Common Stock (as defined below) reported in this Statement (other than 300 shares of Common Stock directly beneficially owned by Justin B. Borus). The Investment Manager is the investment manager and general partner of the Fund and Macro Micro Partners. IM Holdings is the sole member of the Investment Manager. Justin B. Borus is the manager of the Investment Manager and IM Holdings. Justin B. Borus, the Investment Manager and IM Holdings may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund and Macro Micro Partners. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Ibex Investors LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, CO 80209.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, $0.0001 par value per share (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 52472J108.

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Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the filing date of this Schedule 13G and is also accurate as of the Event Date of December 31, 2019. The securities reported herein consist of 1,352,760 shares of Common Stock held by the Fund, 6,507 shares of Common Stock held by Macro Micro Partners and 300 shares of Common Stock held by Mr. Borus. The percentages of beneficial ownership contained herein are based on 23,162,502 shares of Common Stock outstanding as of November 13, 2019, as reported by the Issuer in its Form 10-Q filed on November 13, 2019.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

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Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)       Not applicable.

(b)       Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2020

Justin B. Borus

Ibex Investors LLC

Ibex Microcap Fund LLLP

Lazarus Macro Micro Partners LLLP

Ibex Investment Holdings LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of IM Holdings and the Investment Manager (for itself and on behalf of the Fund and Macro Micro Partners)

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EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

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Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value 0.0001 per share, of Legacy Education Alliance, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: January 24, 2020

Justin B. Borus

Ibex Investors LLC

Ibex Microcap Fund LLLP

Lazarus Macro Micro Partners LLLP

Ibex Investment Holdings LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of IM Holdings and the Investment Manager (for itself and on behalf of the Fund and Macro Micro Partners)

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